Item 1.
(a) Name of Issuer: Titanium Asset Management Corp
(b) Address of Issuer: 777 E. Wisconsin Ave, Milwaukee, WI 53202
Item 2.
(a) Name of Person Filing: John Sauickie
(b) Address of filer: 5342 Clark Rd., unit 198, Sarasota, Fl. 34233
(c) Citizenship: United States
(d) Title of Class of Securities: common stock, par value $0.0001
(e) CUSIP Number: U8885X107
Item 3.
Not Applicable
Item 4. Ownership
(a) Amount beneficially owned 892,000*
(b) Percent of class: 3.6%
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote 249,750***
(ii) Shared power to vote or direct the vote 500,000**
(iii) Sole power to dispose or to direct the disposition of 249,750***
(iv) Shared power to dispose or to direct the disposition of 500,000**
*  This total reflects 500,000 shares held by Whitewater
Place LLC, to which John Sauickie has shared voting and
dispositive powers,  and 142,500 shares held by his family
members, and 249,750shares held by John Sauickie which he
has sole voting and dispositive powers.
** Reflects 500,000 shares held by Whitewater Place LLC, to
which John Sauickie has shared voting and dispositive
powers.
*** Includes shares distributed from Whitewater Place LLC
to John Sauickie whom has sole voting and dispositive
powers
Amount of shares beneficially owned:   Mr Sauickie
beneficially owns 892,000 shares, reflecting personal holdings of 249,750 shares having sole voting and dispositive powers, 142,500 shares owned by his family members, and 500,000 shares held by Whitewater Place LLC where Mr Sauickie has shared voting and dispositive powers.
Based upon 20,634,232 shares outstanding.

Item 5.  Ownership of 5% or less of a class
This statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities X
Item 6. Ownership of 5% on behalf of another Person
Not Applicable
Item 7.
Not Applicable
Item 8. Identification and Classification of Members of the Group
Not Applicable
Item 9. Notice of Dissolution of Group
Not Applicable
Item 10.  Certifications
Not Applicable

Certification
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.
May 5, 2011
John Sauickie